Exhibit 16.1

August 31, 2010

Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A dated September 21, 2010, of Dave & Buster’s, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP